[Kellogg Company Letterhead]
November 6, 2007
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Melissa Campbell Duru

Re:	Kellogg Company
Definitive Proxy Statement on Schedule 14A
Filed on March 19, 2007
File No. 001-04171
Ladies and Gentlemen:
     As Senior Vice President, General Counsel, Corporate Development and Secretary of Kellogg Company (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 21, 2007, containing comments on the above-referenced filing. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the then current facts and circumstances.
2006 Non-Employee Director Compensation and Benefits, page 14
1.	Here and in your Compensation Discussion and Analysis, please clarify the purpose of the accelerated ownership feature of options, why the board chose to grant AOF options and the reasons for the change made in 2007 with respect to when such options may be received in a given year.

Response: To address the Staff’s comment, the Company will provide in future filings the following revised and supplemental disclosure:

“Prior to 2004, we granted “original” options with an accelerated ownership feature (“AOF”). Under the terms of the original option grant, a new option, or “AOF option,”

Securities and Exchange Commission
November 6, 2007

is generally received when Kellogg stock is used to pay the exercise price of a stock option and related taxes. The holder of the option receives an AOF option for the number of shares used. For AOF options, the expiration date is the same as the original option and the option exercise price is the fair market value of Kellogg’s stock on the date the AOF option is granted.
The Compensation Committee began using the AOF options over fifteen years ago in order to create greater executive stock ownership by encouraging early exercise of valuable stock options and retention of shares received as a result of the option exercise. To better align with peer group compensation practices and in anticipation of new accounting policies for the expensing of stock options, the Compensation Committee discontinued the use of the AOF feature in all new “original” option grants after 2003. Although we discontinued the AOF feature in new option grants, a number of the outstanding options disclosed in the various tables in this proxy statement were granted prior to 2004. Consequently, those AOF options could continue until their natural expiration date (generally, ten years after the date of the original grant).
The Compensation Committee further changed the AOF options so that they may only be exercised once each fiscal year. Prior to this change, AOF options were generally exercised twice during each fiscal year. Kellogg’s overall stock option expense is reduced by limiting the number of times an AOF option can be exercised during any given fiscal year.
Compensation Discussion and Analysis, page 18
Our Compensation Philosophy and Principles, page 18
2.	Please explain the objectives of the compensation program as noted on page 18 in light of the company’s policies with respect to post-termination and potential payments upon change of control. For example, consistent with Items 402(b)(1)(i), (iv) and (vi) of Regulation S-K, specifically address why termination “without cause,” appears to be defined on page [44] to include termination of an executive due to “performance.” Clarify the definition of performance (i.e., company corporate performance or individual performance) and discuss how the provision of severance payments to an executive terminated due to performance furthers the objectives of the company’s compensation program.

Response: The Company’s post-termination payments (whether prior to or following a change in control) are consistent with the Company’s philosophy of providing competitive compensation, which is discussed on page 18 of the 2007 proxy statement. These payments are designed to provide market-based benefits to terminated employees

Securities and Exchange Commission
November 6, 2007

upon the occurrence of certain events. These plans have been established primarily to attract and retain talented and experienced executives and further motivate them to contribute to the Company’s short- and long-term success for the benefit of the Company’s shareowners. To address the Staff’s comments, the Company will, in future filings, clarify that the meaning of “performance” on page 44 of the 2007 proxy statement includes both individual and company corporate performance and provide the following supplemental disclosure with respect to the Kellogg Severance Benefit Plan and Change in Control Policy:

“The Kellogg Severance Benefit Plan and the Change in Control Policy have been established primarily to attract and retain talented and experienced executives and further motivate them to contribute to the Company’s short- and long-term success for the benefit of the Company’s shareowners, particularly during uncertain times.

The Kellogg Severance Benefit Plan provides market-based severance benefits to employees who are terminated by the Company under certain circumstances. Kellogg benefits from this program in a variety of ways, including the fact that the Company has the right to receive a general release, non-compete, non-solicitation and non-disparagement provisions from separated employees.

The Change in Control Policy provides similar market-based benefits in the event of a discharge of covered executives after a change in control of Kellogg. The Change in Control Policy provides benefits to executives in the event an executive is terminated without cause or the executive terminates employment for “good reason” in connection with a change in control.

The Change in Control Policy protects shareowner interests by enhancing employee focus during rumored or actual change in control activity by providing incentives to remain with the company despite uncertainties while a transaction is under consideration or pending.”
Our Compensation Methodology, page 18
3.	Please specify, for each element of compensation paid, the relevant peer group against which you are benchmarking compensation. We note your reference to an alternative peer group than the compensation peer group of “leading consumer products companies” against which retirement benefits are benchmarked. See generally Instruction 1 to Item 402(b) and Item 402(b)(2)(xiv) of Regulation S-K.

Response: To address the Staff’s comment, the Company will, in future filings, clarify that the Compensation Committee benchmarks target base salary, annual incentives,

Securities and Exchange Commission
November 6, 2007

long-term incentives and total compensation for the Company’s executive officers against the “compensation peer group” identified and discussed on page 19 of the 2007 proxy statement. As mentioned in the proxy statement, a fundamental tenet of our compensation philosophy is to target the 50th percentile of our “compensation peer group”. We will also provide the following revised and supplemental disclosure in the first paragraph under “Retirement Plans” in Compensation Discussion and Analysis:

“The NEOs participate in the same plans as all U.S. salaried employees. NEOs are eligible to receive market-based benefits when they retire from Kellogg. The Committee utilizes an industry survey prepared by Hewitt & Associates to help determine the appropriate level of benefits. The industry survey contains detailed retirement income benefit practices for a broad-based group of consumer products companies extending beyond Kellogg’s compensation peer group. Rather than commissioning a customized survey, the Committee uses the same survey used by Kellogg to set these benefits for all U.S. salaried employees. Since our NEOs participate in the same plans (with exceptions noted) as all of our U.S. salaried employees, the industry survey is a cost-effective way to set these benefits. Based on the industry survey, the Committee targets the median retirement income replacement among similarly situated executives. The targeted amount of the total retirement benefits is provided through a combination of qualified and non-qualified defined contribution plans and qualified and non-qualified defined benefit plans.”

4.	We note that the company generally targets its compensation package at the 50th percentile of its peer group. Please revise to disclose where you target each element of compensation against peer companies and the percentiles represented by actual compensation paid for 2006. To the extent actual compensation paid to a named executive officer differs from the targeted percentile, please discuss the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company provided in the 2007 proxy statement the targeted percentile for total compensation (see page 20), base salary (see page 20), annual incentives (see page 21) and long-term incentives (see page 22), and the Company will attempt to make this disclosure more clear in future filings. The Company will clarify in future filings the fact that the Company does not benchmark retirement compensation and post-termination compensation using the same benchmark principles as total compensation, base salary, annual incentives and long-term incentives. In addition, as noted in the response to Comments 2, 3 and 11, the Company plans to add in future filings additional disclosure about its retirement compensation and post-termination compensation.

The Company did not disclose the percentiles represented by “actual” compensation paid for 2006 in its 2007 proxy statement because the requisite information was not available

Securities and Exchange Commission
November 6, 2007

to the Company or Towers Perrin at the time the 2007 proxy statement was mailed to shareowners. As discussed on page 19 of the 2007 proxy statement, the compensation peer group is comprised of 16 public companies. Because these companies publicly file their proxy statements at different times during the year, all the Company can disclose in its proxy statement is the targeted percentile based on available information at the time compensation is awarded. Even if such information were publicly available, the Company believes that such information would not provide shareowners with a fair understanding of the Company’s executive compensation program because actual compensation can be impacted by a variety of factors, including changes in stock prices, company performance, and vesting of retirement benefits. The Company will provide supplemental disclosure in future filings to include the foregoing information.

5.	Your discussion on page [19] makes reference to the committee’s review of tally sheets. Please revise to explain the weight assigned to the review of the tally sheets in the overall decision-making process.

Response: To address the Staff’s comment, the Company will in future filings add the following revised and supplemental disclosure:

“The Compensation Committee annually reviews executive pay tallies for NEOs (detailing the executives’ annual pay — target and actual — and total accumulated wealth under various scenarios) to help ensure that the design of our program is consistent with our compensation philosophy and that the amount of compensation is within appropriate competitive parameters. The Compensation Committee finds tools like pay tallies helpful in its analysis of our program, but focuses more on the benchmarking results of the compensation peer group in determining specific compensation levels for the NEOs. Based on the Compensation Committee’s review of pay tallies, the Compensation Committee has concluded that the total compensation of each NEO (and, in the case of the severance and change-in-control scenarios, potential payouts) is appropriate and reasonable and, therefore, did not make any adjustments based on this review.”

6.	We direct you to Release 8732A, Section II.B.1. Please revise your [proxy statement] to identify material differences in compensation policies with respect to individual executive officers. For example, even taking into consideration the additional expense associated with retirement-eligible executives, Messrs. Jenness and Mackay, their overall compensation is still significantly higher than that of the other named executives. Please address the reasons for these discrepancies.

Response: As discussed in the proxy statement, the Compensation Committee focuses on the benchmarking results from the compensation peer group in determining specific

Securities and Exchange Commission
November 6, 2007

compensation levels, and targets the 50th percentile. The benchmarking process and market-based approach dictates much of the differences.

In addition, the compensation package for each of the NEOs is intended to contain a mix of compensation elements that the Compensation Committee believes best reflects his or her responsibilities and that will best achieve the Company’s overall objectives. To that end, an executive’s compensation is generally designed so that performance based (or “at-risk”) compensation increases as a percentage of total targeted compensation as job responsibilities increase. One result of this structure is that actual total compensation of an executive as compared to his or her reports is designed to increase in periods of above-target performance and decrease in times of below-target performance. The differences among the NEOs reflected in tables in the 2007 proxy statement are a result of this program design and reflect a period of strong performance by the Company. In addition, the differences in reported compensation among the NEOs are directly impacted by (1) the amount of AOF options exercised, and (2) whether an NEO becomes retirement eligible (see, e.g., footnote 1 on page 28 of the 2007 proxy statement).
Annual Incentives, page 21
7.	Item 402(b)(2)(vi) of Regulation S-K requires a discussion of circumstances in which discretion is exercised by the compensation committee with respect to compensation awarded. You indicate that the compensation committee may and did exercise its discretion in adjusting performance goals during 2006 to mitigate “the unbudgeted impact of unusual or nonrecurring items.” Please supplement your disclosure to describe the “certain items” considered during fiscal 2006 by the committee in its adjustment of the 2006 AIP. Additionally, referencing the named executive officers’ respective awards, provide disclosure of how such adjustments functioned in practice during fiscal 2006. Finally, we note the limitation on the percentage total AIP may be relative to net income in a given year. Address whether there have been adjustments to the limitation in prior years and the circumstances in which any adjustments would be made by the committee on a prospective basis. See generally Instructions 1 and 3 to Item 402(b) of Regulation S-K.

Response:

In General

Awards granted to NEOs under the terms of the Kellogg Senior Executive Annual Incentive Plan (the “AIP”) and the Executive Performance Plan (the “EPP”) are designed to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and, as such, preserve tax deductibility for the Company.

Securities and Exchange Commission
November 6, 2007

Accordingly, objective measures such as internal operating profit, internal net sales and cash flow are established within the first 90 days of the fiscal year for both the AIP and EPP. We use these measures to determine the maximum possible payouts under the AIP and EPP. In each of the last three fiscal years, the targets under the AIP and the EPP have been reached. Pursuant to the terms of the Company’s shareowner-approved incentive plans, maximum possible payouts with respect to the targets under the AIP and the EPP are set at $3 million and 1,000,000 shares of common stock (or the then equivalent fair market value thereof), respectively, for each NEO for Section 162(m) purposes.

At the end of the year, the Committee would then confirm that the targets established for purposes of Section 162(m) are achieved. If so, the plan would provide that the executives would be eligible to receive up to the maximum payouts under the respective incentive programs.

At this point, the Committee would use a judgment-based methodology in exercising downward, negative discretion to determine the actual payout for each NEO. This process would allow the Committee to take into account the interplay of factors affecting company performance and to evaluate individual performance under the AIP. Within this framework, the Committee establishes targeted incentive levels for each NEO using the market-based approach described on pages 21 and 22 of the 2007 proxy statement. The targeted incentive levels for each NEO is fifty percent of the maximum payouts established for purposes of Section 162(m) discussed above. The payouts under the AIP and the EPP may be substantially reduced by the Committee in exercising its negative discretion and, therefore, the NEOs are motivated to drive Company performance and excel on an individual basis.

AIP

With regard to the AIP, the Committee considers both company and individual performance when determining actual payouts, with greater emphasis on company performance. As disclosed in the 2007 proxy statement, the Committee focused on attaining sustainable growth in setting performance-related expectations under the AIP.

If the performance level for maximum funding is confirmed by the Committee, the AIP payout is adjusted downward from the maximum funding level based on a combination of company and individual performance. The Committee considers an NEO’s individual achievements during the performance period relative to pre-established individual goals, including behaving consistently with our “K Values,” each NEO’s absolute performance, performance relative to internal peers, and the extent to which each NEO has

Securities and Exchange Commission
November 6, 2007

strengthened and helped create the future for the Company. With respect to NEOs other than the CEO, the Committee considers the CEO’s assessment of individual performance.

A suggested final payout value under AIP (ranging from 0%-200% of the targeted incentive level) is the product of company performance and the NEO’s individual performance. The Committee, however, may modify the final payouts to account for the unbudgeted impact of unusual or nonrecurring gains and losses, or other extraordinary events.

EPP

The Committee weighs only company performance when determining actual payouts under the EPP. As disclosed in the 2007 proxy statement, the Committee focused on increasing shareowner value in setting performance-related expectations under this plan. If the performance level for maximum funding is confirmed by the Committee, the EPP payout is adjusted downward from the maximum funding level based on company performance. The Committee may modify the final payouts to account for the unbudgeted impact of unusual or nonrecurring gains and losses or other extraordinary events.

The Company expects to provide supplemental disclosure in future filings to include some of the foregoing information.

Confidentiality

The targets under AIP and EPP set for purposes of Section 162(m), for fiscal 2006 were not disclosed in the proxy statement because, to the best of the Company’s knowledge, (1) the targets under the 2006 AIP and the 2006-2008 EPP are not available publicly, nor is it possible to determine the targets from publicly available sources, (2) the Company has made every effort not to publicly disclose the targets under the 2006 AIP and the 2006-2008 EPP and (3) access to the targets under the 2006 AIP and the 2006-2008 EPP has been restricted to those persons that either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the targets under the 2006 AIP and the 2006-2008 EPP will become public knowledge unless the Commission requires the disclosure of the targets under the 2006 AIP and the 2006-2008 EPP. The Company believes that disclosure of the targets under the 2006 AIP and the 2006-2008 EPP (which are “commercial or financial information” as defined by the applicable court decisions) would be detrimental and likely cause substantial injury to the Company. If disclosed, such information could be utilized by the Company’s competitors for their strategic planning and business decision-making.

Securities and Exchange Commission
November 6, 2007

Limitation on Total AIP

As disclosed in the 2007 proxy statement, the limitation on the percentage of total AIP is set forth in the plan, which was approved by the Company’s shareowners on April 21, 2006. The Company has not historically adjusted this percentage because it is an express term in a shareowner-approved plan and the Company does not plan on adjusting such percentage in the future without first obtaining shareowner approval. The Company does not expect to make any changes to its disclosure in future filings in response to the Staff’s comment.

8.	Although you provide a general discussion of the manner in which targets are set and the purpose of the annual incentive awards provided, you have not disclosed actual quantitative and qualitative targets established in the aggregate for the named executives as a group and individually. You disclose for example, that actual AIP payments range from 0% to 200% of the target opportunity based on “corporate, business unit and individual performance factors given the functions of the particular executive.” Similarly, you have not disclosed the incentive targets established for 2006 or 2007 under the Executive Performance Plan. Disclose all targets established for 2006 and 2007 under the incentive plans. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: With respect to a discussion of the 2006 targets, please refer to the response to Comment 7. With respect to the Company’s determination of targets for 2007, the Company respectfully acknowledges the Staff’s comment, but advises the Staff that, consistent with Instruction 2 of Item 402(b) of Regulation S-K, the Company did not disclose performance goals for the 2007 fiscal year because the Company did not believe that such information was meaningful to a fair understanding of the compensation awarded to or earned by the Company’s NEOs for the 2006 fiscal year. The Committee did not make any material changes in its policy or decision-making in early fiscal 2007 that would be meaningful to a shareowner’s fair understanding of 2006 compensation.

Securities and Exchange Commission
November 6, 2007

9.	You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a material factor considered by the committee. We note, for example, that individual performance is amongst the factors the committee considers when evaluating an executive officer and determining an officer’s incentive compensation payout level. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation paid to the named executive officers. Please disclose the specific elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation and determination of compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.

Response: Please refer to the response to Comment 7.
Grants of Based Awards Table, page 31
10.	We refer you to Item 402(e) of Regulation S-K. Please supplement footnote 1 to describe how the AOF feature functioned and the compensation expense consequences associated with each of the renewal dates for the AOF options noted in the table.

Response: To address the Staff’s comment, the Company will provide in future filings a reference to the narrative section of the Summary Compensation Table (see page 27 of the 2007 proxy statement) that describes the AOF feature, as such narrative may be modified in the future in response to Comment 1. The compensation expense associated with an AOF option is roughly equivalent to the compensation expense associated with a new stock option grant. However, given the compensation expense associated with all stock options, the Compensation Committee took actions in 2003 and in 2007 to reduce the impact such options have on the Company’s overall compensation expense. Even though the options were generally granted pursuant to the Company’s 2003 Long Term Incentive Plan, the Company separated out Regular Options from AOF Options in the various compensation tables in the 2007 proxy statement (even though not required by the rules), to allow the Company’s shareowners to be able to clearly distinguish between the two types of stock options.
Potential Post-Employment Payments, page 42
11.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Securities and Exchange Commission
November 6, 2007

Response: The benefit levels under the severance plan and Change in Control Policy are market-based and are designed to be competitive with similar plans and agreements available to executives within the Company’s compensation peer group. Payment and benefits levels under the various circumstances that trigger payments under the plan and agreements are as reported in the supplemental tables beginning on page 45 of the 2007 proxy statement. The Company does not expect to add any additional disclosure in response to the Staff’s comment.
* * * * *

Securities and Exchange Commission
November 6, 2007

     I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 961-2190 or via facsimile at (269) 565-1266. In addition, as you requested in your letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Gary H. Pilnick
Gary H. Pilnick
Senior Vice President, General Counsel, Corporate Development and Secretary

cc:	John L. Zabriskie, Ph.D. Chair, Compensation Committee of the Board of Directors of Kellogg Company

A. D. David Mackay President and Chief Executive Officer, Kellogg Company

Kathleen Wilson—Thompson Senior Vice President — Global Human Resources, Kellogg Company

Miles Meyer Vice President — International and HR Operations, Kellogg Company

Keith S. Crow, P.C. and Robert M. Hayward Kirkland & Ellis LLP